EXHIBIT 99.1

Brookfield Infrastructure Reports Second Quarter 2019 Results

BROOKFIELD, NEWS, Aug. 02, 2019 (GLOBE NEWSWIRE) -- Brookfield Infrastructure (NYSE: BIP; TSX: BIP.UN) today announced its results for the second quarter ended June 30, 2019.

	For the three months ended June 30		For the six months ended June 30
US$ millions (except per unit amounts), unaudited	2019	2018	2019	2018
Net income[1]	$98	$125	$128	$334
– per unit[2]	$0.12	$0.21	$0.07	$0.63
FFO[3]	$337	$294	$688	$627
– per unit[4]	$0.85	$0.75	$1.73	$1.60

Brookfield Infrastructure reported net income for the quarter of $98 million ($0.12 per unit) compared to net income of $125 million ($0.21 per unit) in the prior year. Net income for the period benefited from higher earnings across the majority of our operations, as well as contributions from capital expenditures and new investments completed in the last 12 months, predominantly in our energy segment. The prior year results are not comparable, as they included the benefit of higher mark-to-market gains on our corporate hedging program.

Our business generated FFO of $337 million for the quarter, or $0.85 of FFO per unit, representing increases of 15% and 13%, respectively, over the same quarter of the prior year. Results for the quarter benefited from both organic growth and contributions from capital recently deployed into new investments. FFO grew organically by 10% relative to the prior year, marking the second consecutive period of growth that exceeded our annual long-term target of 6-9%.

“We are pleased with our performance this quarter. The meaningful increase in our results reflects the impact of the most recent phase of our asset rotation strategy,” said Sam Pollock, Chief Executive Officer of Brookfield Infrastructure. “We have invested or committed to invest a further $1.3 billion into four high-quality businesses predominantly in North America and India. These businesses have strong going-in cash-on-cash yields that should set the stage for further growth in our results heading into 2020.”

Segment Performance

FFO from our utilities segment totaled $143 million for the quarter, compared to $139 million in the prior year. This segment delivered organic growth of 10%, primarily the result of $275 million of projects that were commissioned into rate base in the last year and the benefit of inflation-indexation across our portfolio. These positive factors were partially offset by interest charges associated with a debt financing completed in the prior year at our Brazilian regulated gas transmission business, as well as the impact of foreign exchange.

Our transport segment contributed FFO of $135 million, compared to $133 million during the same period of 2018. Results in the current quarter benefited from volume growth across our ports and toll road businesses, as well as rising tariffs which were 4% higher than those earned in 2018. These positive contributions were partially offset by the impact of the sale of a 33% interest in our Chilean toll road operation that closed in February.

FFO from our energy segment was $96 million, a 78% increase relative to the prior year. The increase was predominantly attributed to the $1.2 billion of capital deployed in the last nine months to acquire a North American residential infrastructure business, a Canadian midstream operation, and a natural gas pipeline in India. Additionally, results benefited from higher natural gas transportation volumes and the commissioning of capital expansion projects at our U.S. gas transmission business.

Our data infrastructure segment generated FFO of $30 million in the second quarter, a 58% increase year-over-year. The increase was primarily the result of contributions from investments we recently made in a global data center portfolio, as well as the benefits of inflationary price increases and new towers added to the network at our French telecommunication business.

The following table presents FFO by segment:

	For the three months ended June 30		For the six months ended June 30
US$ millions, unaudited	2019	2018	2019	2018
FFO by segment
Utilities	$143	$139	$280	$308
Transport	135	133	274	270
Energy	96	54	203	120
Data Infrastructure	30	19	58	38
Corporate	(67)	(51)	(127)	(109)
FFO	$337	$294	$688	$627

Update on Strategic Initiatives

We continue to maintain a robust pipeline of attractive new opportunities and have successfully advanced a number of investment initiatives in recent months:

I. New Zealand Data Distribution Business – Along with a strategic partner, we acquired an integrated telecommunications provider in New Zealand for US$2.3 billion. This is a market-leading business that provides utility-like broadband and wireless services to 2.5 million customers. Brookfield and its institutional partners contributed $700 million of equity for our 50% stake (BIP’s share – approximately $200 million).

II. North American Rail Business – We recently announced the $8.4 billion take-private acquisition of Genesee & Wyoming, Inc. (“G&W”), a high-quality rail business based primarily in the U.S., but also with operations in Canada, the U.K. and Australia. We will be acquiring the business with institutional partners (BIP’s share of the equity is approximately $500 million). G&W owns 120 short line railroads and 26,000 kilometers of track, providing critical, last-mile transport services to customers and Class I rail operators. The business is well-diversified across the variety of goods it moves across its networks and the 3,000-plus customers it serves.

While the original transaction included G&W’s 51% interest in an Australian business, we have recently agreed to sell this stake to a consortium led by the existing 49% owner. We anticipate the close of the acquisition and sale of the Australian operation to occur concurrently in Q4 2019, once customary regulatory approvals have been received.

III. North American Gas Pipeline – In mid-July, we signed an agreement to acquire a co-controlling interest in two operational natural gas pipelines which carry low-cost U.S. natural gas into the Mexican industrial heartland. We will be investing alongside our institutional investors and BIP will be deploying approximately $150 million of equity. These pipelines were built in 2016 and represent critical infrastructure supplying Mexico’s growing Central and West gas demand regions with natural gas from Texas. We anticipate completing this acquisition in Q4 2019.

IV. Indian Telecom Towers – Leveraging an existing relationship with Reliance Industries (the counterparty to our Indian pipeline investment), we recently secured an exclusive agreement to acquire a portfolio of 130,000 communication towers from Reliance Jio. These are recently constructed assets with low maintenance requirements and over 30 years of remaining useful life. Brookfield Infrastructure is expected to invest approximately $400 million upon completion of the transaction.

V. European Bulk Port Operations – At the end of June, we completed the sale of our European bulk port operations for net, after-tax proceeds of approximately $140 million which approximated the carrying value of the business.

Appointment of New Directors

Brookfield Infrastructure is pleased to announce the appointment of Daniel Muñiz Quintanilla and Rajeev Vasudeva to the Board of Brookfield Infrastructure Partners Limited, effective August 1, 2019.

Daniel Muñiz Quintanilla is a seasoned business executive who has held senior positions with multinational mining and infrastructure companies for over a decade. Most recently, he was Managing Director and Executive Vice President of Americas Mining Corporation, the holding company of the Mining Division of Grupo Mexico, S.A.B. de C.V.

Rajeev Vasudeva has advised global organizations on appointing, assessing and developing leaders over the last two decades. He most recently served as the CEO of Egon Zehnder for five years, where he led the establishment of its global advisory business and built its practices in India, the Middle East & Africa. He currently serves as Chairman of Centum Learning Ltd and is a Senior Advisor to Egon Zehnder.

In conjunction with these additions, Arthur Jacobson, Jr. and Danesh Varma will be stepping down from the Board of Brookfield Infrastructure. Derek Pannell, Chairman of the Board, stated “I am very pleased to welcome Daniel Muñiz Quintanilla and Rajeev Vasudeva to our Board, and look forward to their advice and guidance. These executives bring experience that will align well with Brookfield Infrastructure’s global operations and growth. I would also like to thank Arthur Jacobson, Jr. and Danesh Varma for their contributions since joining the Board. Their commitment to the success of Brookfield Infrastructure has been invaluable.”

Distribution

The Board of Directors has declared a quarterly distribution in the amount of $0.5025 per unit, payable on September 30, 2019 to unitholders of record as at the close of business on August 30, 2019. Regular quarterly dividends on the Cumulative Class A Preferred Limited Partnership Units, Series 1, Series 3, Series 5, Series 7, Series 9 and Series 11 have also been declared, as well as the dividend for BIP Investment Corporation Senior Preferred Shares, Series 1.

Additional Information

The Board has reviewed and approved this news release, including the summarized unaudited financial information contained herein.

Brookfield Infrastructure’s Letter to Unitholders and Supplemental Information are available at www.brookfield.com/infrastructure.

Brookfield Infrastructure Partners is a leading global infrastructure company that owns and operates high quality, long-life assets in the utilities, transport, energy and data infrastructure sectors across North and South America, Asia Pacific and Europe. We are focused on assets that generate stable cash flows and require minimal maintenance capital expenditures. Brookfield Infrastructure Partners is listed on the New York and Toronto stock exchanges. Further information is available at www.brookfield.com/infrastructure. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a leading global alternative asset manager with over $385 billion of assets under management. For more information, go to www.brookfield.com.

Please note that Brookfield Infrastructure Partner’s previous audited annual and unaudited quarterly reports have been filed on SEDAR and Edgar, and can also be found in the shareholders section of its website at www.brookfield.com/infrastructure. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please contact:

Media: Claire Holland Vice President, Communications Tel: (416) 369-8236 Email: claire.holland@brookfield.	Investors: Melissa Low Vice President, Investor Relations Tel: (416) 956-5239 Email: melissa.low@brookfield.com

Conference Call and Quarterly Earnings Details

Investors, analysts and other interested parties can access Brookfield Infrastructure’s Second Quarter 2019 Results as well as the Letter to Unitholders and Supplemental Information on Brookfield Infrastructure’s website under the Investor Relations section at www.brookfield.com/infrastructure.

The conference call can be accessed via webcast on August 2, 2019 at 9:00 a.m. Eastern Time at https://edge.media-server.com/mmc/p/67unvk9r or via teleconference at 1-866-688-9459 toll free in North America. For overseas calls please dial +1-409-216-0834, at approximately 8:50 a.m. Eastern Time. A recording of the teleconference can be accessed at 1-855-859-2056 or +1-404-357-3406 (Conference ID: 4475915)

Note: This news release may contain forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will”, “target”, “future”, “growth”, “expect”, “believe”, “may”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release may include statements regarding expansion of Brookfield Infrastructure’s business, the likelihood and timing of successfully completing the transactions referred to in this news release, statements with respect to our assets tending to appreciate in value over time, the future performance of acquired businesses and growth initiatives, the commissioning of our capital backlog, the pursuit of projects in our pipeline, the level of distribution growth over the next several years and our expectations regarding returns to our unitholders as a result of such growth. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties.  Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products and services, the ability to achieve growth within Brookfield Infrastructure’s businesses and in particular completion on time and on budget of various large capital projects, which themselves depend on access to capital and continuing favourable commodity prices, and our ability to achieve the milestones necessary to deliver the targeted returns to our unitholders, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete transactions in the competitive infrastructure space (including the ability to complete announced and potential transactions that may be subject to conditions precedent, and the inability to reach final agreement with counterparties to transactions referred to in this press release as being currently pursued, given that there can be no assurance that any such transaction will be agreed to or completed) and to integrate acquisitions into existing operations, the future performance of these acquisitions, changes in technology which have the potential to disrupt the business and industries in which we invest, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F and other risks and factors that are described therein.  Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

References to Brookfield Infrastructure are to the Partnership together with its subsidiaries and operating entities. Brookfield Infrastructure’s results include limited partnership units held by public unitholders, redeemable partnership units, general partnership units and exchange LP units.

References to the Partnership are to Brookfield Infrastructure Partners L.P.

1. Includes net income attributable to non-controlling interests ‒ Redeemable Partnership Units held by Brookfield and Exchange LP Units, limited partners and the general partner.

2. Average number of limited partnership units outstanding on a time weighted average basis for the three and six-month periods ended June 30, 2019 were 279.7 million and 278.9 million, respectively (2018 – 276.7 million and 276.6 million).

3. FFO is defined as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses. A reconciliation of net income to FFO is available on page 9 of this release.

4. Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redeemable partnership units held by Brookfield and Exchange LP units for limited partnership units, for the three and six-month periods ended June 30, 2019 were 398.5 million and 398.6 million (2018 – 394.1 million for the three and six-month periods).

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Financial Position

	As of
US$ millions, unaudited	June 30, 2019	Dec 31, 2018

Assets
Cash and cash equivalents	$715	$540
Financial assets	288	224
Property, plant and equipment	16,337	12,814
Intangible assets	12,155	11,635
Investments in associates and joint ventures	4,623	4,591
Investment properties	403	190
Deferred income taxes and other	6,944	6,586
Total assets	$41,465	$36,580

Liabilities and partnership capital
Corporate borrowings	$1,546	$1,993
Non-recourse borrowings	14,200	13,113
Financial liabilities	1,345	1,280
Deferred income taxes and other	8,141	5,526
Total liabilities	25,232	21,912

Partnership capital
Limited partners	4,521	4,513
General partner	23	22
Non-controlling interest attributable to:
Redeemable partnership units held by Brookfield	1,815	1,823
Exchange LP units	21	71
Interest of others in operating subsidiaries	8,918	7,303
Preferred unitholders	935	936
Total partnership capital	16,233	14,668
Total liabilities and partnership capital	$41,465	$36,580

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Operating Results

US$ millions, except per unit information, unaudited	For the three months ended June 30		For the six months ended June 30
	2019	2018	2019	2018

Revenues	$1,685	$1,044	$3,278	$2,057
Direct operating costs	(840)	(467)	(1,638)	(876)
General and administrative expense	(64)	(54)	(125)	(112)
Depreciation and amortization expense	(323)	(188)	(615)	(381)
	458	335	900	688
Interest expense	(241)	(125)	(453)	(239)
Share of earnings (losses) from associates and joint ventures	34	1	52	(4)
Mark-to-market on hedging items	52	63	34	27
Gain on sale of associate	—	—	—	338
Other income (expense)	12	17	22	(7)
Income before income tax	315	291	555	803
Income tax (expense) recovery
Current	(62)	(46)	(125)	(216)
Deferred	1	(26)	(11)	(41)
Net income	254	219	419	546
Non-controlling interest of others in operating subsidiaries	(156)	(94)	(291)	(212)
Net income attributable to partnership	$98	$125	$128	$334

Attributable to:
Limited partners	42	64	36	186
General partner	39	34	77	69
Non-controlling interest – redeemable partnership units held by Brookfield	17	27	15	79

Basic and diluted earnings per unit attributable to:
Limited partners[1]	$0.12	$0.21	$0.07	$0.63

1. Average number of limited partnership units outstanding on a time weighted average basis for the three and six-month periods ended June 30, 2019 were 279.7 million and 278.9 million, respectively (2018 – 276.7 million and 276.6 million).

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Cash Flows

For the three months ended June 30			For the six months ended June 30
US$ millions, unaudited	2019	2018	2019	2018

Operating Activities
Net income	$254	$219	$419	$546
Adjusted for the following items:
Earnings from investments in associates and joint ventures, net of distributions received	19	15	32	24
Depreciation and amortization expense	323	188	615	381
Revaluation (gains) losses on hedging items, provisions and other	(44)	(40)	10	29
Gain on sale of associate	—	—	—	(338)
Deferred income tax (recovery) expense	(1)	26	11	41
Change in non-cash working capital, net	29	(225)	54	(34)
Cash from operating activities	580	183	1,141	649

Investing Activities
Net (investments in) proceeds from:
Operating assets	(40)	(398)	(2,190)	(398)
Associates	323	(40)	135	1,234
Disposal of investment held on behalf of parent	581	—	—	—
Long-lived assets	(276)	(178)	(513)	(353)
Financial assets	(39)	(63)	(39)	(88)
Net settlements of foreign exchange contracts	37	(18)	36	(72)
Cash from (used by) investing activities	586	(697)	(2,571)	323

Financing Activities
Distributions to limited and general partners	(251)	(229)	(501)	(457)
Net borrowings:
Corporate	(965)	—	(510)	(789)
Subsidiary	(275)	1,554	847	1,614
Net preferred units and preferred shares issued	—	—	72	157
Deposits received from parent	456	—	823	—
Issuance of partnership units, net of repurchases	2	4	(24)	8
Capital provided by non-controlling interest, net of distributions, and other	(143)	(889)	890	(1,064)
Cash (used by) from financing activities	(1,176)	440	1,597	(531)

Cash and cash equivalents
Change during the period	$(10)	$(74)	$167	$441
Impact of foreign exchange on cash	5	(34)	8	(33)
Balance, beginning of period	720	890	540	374
Balance, end of period	$715	$782	$715	$782

Brookfield Infrastructure Partners L.P.
Statements of Funds from Operations

	For the three months ended June 30		For the six months ended June 30
US$ millions, unaudited	2019	2018	2019	2018

Adjusted EBITDA
Utilities	$190	$177	$371	$380
Transport	184	173	373	351
Energy	123	69	250	148
Data Infrastructure	39	23	75	46
Corporate	(64)	(54)	(125)	(112)
Total	472	388	944	813

Financing costs	(154)	(104)	(294)	(216)
Other income	19	10	38	30
Funds from operations (FFO)	337	294	688	627

Depreciation and amortization	(234)	(183)	(454)	(393)
Deferred taxes and other items	(5)	14	(106)	100
Net income attributable to the partnership	$98	$125	$128	$334

Notes:
Funds from operations in this statement is on a segmented basis and represents the operations of Brookfield Infrastructure net of charges associated with related liabilities and non-controlling interests. Adjusted EBITDA is defined as FFO excluding the impact of interest expense and other income or expenses.  Net income attributable to the partnership includes net income attributable to non-controlling interests – redeemable partnership units held by Brookfield and Exchange LP Units, limited partners and the general partner.

The Statements of Funds from Operations above are prepared on a basis that is consistent with the Partnership’s Supplemental Information and differs from net income as presented in Brookfield Infrastructure’s Consolidated Statements of Operating Results on page 7 of this release, which is prepared in accordance with IFRS. Management uses funds from operations (FFO) as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure’s results.

Brookfield Infrastructure Partners L.P.
Statements of Funds from Operations per Unit

	For the three months ended June 30		For the six months ended June 30
US$, unaudited	2019	2018	2019	2018

Earnings per limited partnership unit[1]	$0.12	$0.21	$0.07	$0.63
Add back or deduct the following:
Depreciation and amortization	0.59	0.46	1.14	0.99
Deferred taxes and other items	0.14	0.08	0.52	(0.02)
FFO per unit[2]	$0.85	$0.75	$1.73	$1.60

1.   Average number of limited partnership units outstanding on a time weighted average basis for the three and six-month periods ended June 30, 2019 were 279.7 million and 278.9 million, respectively (2018 – 276.7 million and 276.6 million).
2.   Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redeemable partnership units held by Brookfield and Exchange LP Units for limited partnership units, for the three and six-month periods ended June 30, 2019 were 398.5 million and 398.6 million (2018 – 394.1 million for the three and six-month periods).

Notes:
The Statements of Funds from Operations per unit above are prepared on a basis that is consistent with the Partnership’s Supplemental Information and differs from net income per limited partnership unit as presented in Brookfield Infrastructure’s Consolidated Statements of Operating Results on page 7 of this release, which is prepared in accordance with IFRS. Management uses funds from operations per unit (FFO per unit) as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure’s results.

Brookfield Infrastructure Partners L.P.
Statements of Partnership Capital

	As of
US$ millions, unaudited	June 30, 2019	Dec 31, 2018

Assets
Operating groups
Utilities	$1,850	$1,787
Transport	3,485	3,627
Energy	3,102	2,817
Data Infrastructure	1,136	882
Cash and cash equivalents	318	238
	$9,891	$9,351

Liabilities
Corporate borrowings	$1,546	$1,993
Other liabilities	1,965	929
	3,511	2,922
Capitalization
Partnership capital	6,380	6,429
	$9,891	$9,351

Notes:
Partnership capital in these statements represents Brookfield Infrastructure’s investments in its operations on a segmented basis, net of underlying liabilities and non-controlling interests, and includes partnership capital attributable to non-controlling interests – redeemable partnership units held by Brookfield, Exchange LP Units, limited partners and the general partner.

The Statements of Partnership Capital above are prepared on a basis that is consistent with the Partnership’s Supplemental Information and differs from the Brookfield Infrastructure’s Consolidated Statements of Financial Position on page 6 of this release, which is prepared in accordance with IFRS. Readers are encouraged to consider both bases of presentation in assessing Brookfield Infrastructure's financial position.